
FabuLingua
A unique (and super fun) storytelling method for language learning

Leslie Omaña Begert · 3rd
Co-Founder at FabuLingua
Austin, Texas, United States · Contact info
500+ connections

FabuLingua, Inc.
University of Oxford

Experience

Co-Founder
FabuLingua, Inc.
Jun 2016 – Present · 5 yrs 4 mos
Austin

FabuLingua is a language learning platform based on beautiful interactive children's stories. It's designed for kids aged 2 to 10 and is available on iOS, Android mobile devices and online.

Our unique method is designed to introduce the new language in a way that subconsciously develops the child's ear, comprehension and reading skills. This approach leads to a more natural wiring of the brain to the new language in a way that is effective but feels effortless (and fun!). Voted as the best new technology for learning a language by a panel of experts in second language acquisition! ...see more

Owner
Property Management & Real Estate
Dec 2005 – Aug 2017 · 11 yrs 9 mos
Buenos Aires, Argentina and London, England

Gutted and completely redesigned three beautiful properties - two in Buenos Aires, Argentina and one in London, England. I managed them as both short-term and long-term rentals for tourists, business travelers and expatriates before selling all three over the course of 2014 to 2017.

Owner & Sculptor
Leslie Begert Sculpture
Oct 2006 – May 2016 · 9 yrs 8 mos
Shanghai, China and Austin, Texas

Figurative and Abstract Figurative Sculpture
I worked in clay and cast in Bronze & Resin
Own work & Commissions
https://www.blurb.com/b/1787052-leslie-begert-sculpture

Marketing
LivingTree
Oct 2012 – Feb 2013 · 5 mos
Austin, Texas Area

LivingTree connects all the people who work together to raise and teach kids in one safe place. It was created to find a more integrated and private way to coordinate and share amongst those that shape our children's lives.
In one easy-to use secure place, LivingTree provides rich communication (group p(...see more

Marketing & Internet Director
The Third Space
Jan 2000 – Sep 2000 · 9 mos
London, United Kingdom

Involved in the Start up phase of this Health, Fitness & Wellness project

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Education

University of Oxford
MSc PPP, Psychology, Philosophy, 2:1
1991 – 1994
Activities and Societies: University College. Atalanta's, University of Oxford Ski team, Waterpolo team, Basketball team. Three anthropological expeditions to Dharamsala, Argentina/Bolivia border, Transvaal South Africa.

University of Cambridge

UNIVERSITY OF CAMBRIDGE

MA, Social Anthropology
1994 – 1995
Activities and Societies: St. John's College

Shanghai Shifan Daxue
Sculpture
2003 – 2005

Unofficial student since 'non-Chinese' students were not allowed to officially enroll at the time, but I attended classes every day. An amazing fine arts education from two of China's most collected sculptors.
http://www.x--q.com/home_en.html

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